PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of the board of directors of A-POWER ENERGY GENERATION SYSTEMS, LTD. (the Company) for use at the annual general meeting of shareholders to be held on Friday, August 21, 2009 at 9 a.m., Shenyang time, or at any adjournment or postponement thereof.  The annual general meeting will be held at the Company’s offices located at No. 44 Jingxing North Street, 12th Floor, Tiexi District, Shenyang, Liaoning Province, China 110021.

This proxy statement is available to shareholders beginning on July 15, 2009, and the form of proxy is first being mailed to shareholders on or about July 15, 2009.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to Continental Stock Transfer & Trust Co., 17 Battery Place - 8th floor, New York, NY 10004, Att: Proxy Department.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on July 15, 2009 are entitled to vote at the annual general meeting.  As of July 1, 2009, 33,706,938 of the Company’s common shares, par value US$0.0001 per share, were outstanding.  The presence in person or by proxy of the holder or holders entitled to exercise at least 50 percent of the voting rights of the shares entitled to vote thereon will constitute a quorum for the transaction of business at the annual general meeting.

Voting

Each common share outstanding on the record date is entitled to one vote. Voting by holders of common shares at the annual general meeting will be by a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any shareholder present in person or by proxy and holding not less than one tenth of the total voting shares issued by the Company and having the right to vote at the meeting.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed in the form of proxy.  Where the chairman, a director or officer of the Company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote the common shares “FOR” all of the proposals described in this proxy statement.

Under the laws of the British Virgin Islands and our Memorandum and Articles of Association, the holders of our common shares are referred to as “members” rather than “shareholders.”  In this proxy statement, references that would otherwise be to members are made to shareholders, which is a term more familiar to investors trading on the NASDAQ Global Select Market, which is the exchange on which our shares are listed.

Solicitation

We will bear all expenses incurred in connection with the solicitation of proxies.  We will, upon request, reimburse brokerage firms and other nominee holders for their reasonable expenses incurred in forwarding the proxy solicitation materials to the beneficial owners of our shares.  Our officers, directors, and employees may solicit proxies by mail, personal contact, letter, telephone, telegram, facsimile or other electronic means.  They will not receive any additional compensation for those activities, but they may be reimbursed for their out-of-pocket expenses.  In addition, we have hired Morrow & Co., LLC, located at 470 West Avenue, Stamford, CT 06902, to solicit proxies on our behalf.  The cost of soliciting proxies on our behalf will be approximately $12,500 plus costs and expenses. The solicitation materials are available on the Company’s website at http://investor.apowerenergy.com.

PROPOSAL 1
ISSUANCE OF ANY COMMON SHARES ISSUABLE PURSUANT TO THE TERMS OF THE NOTES OR
THE TERMS OF THE WARRANTS

On June 19, 2009, the Company issued senior convertible notes to certain institutional investors in an aggregate principal amount of $40,000,000 (the Notes), with an initial conversion price of $10.637, and warrants to purchase an aggregate amount of 1,504,184 common shares of the Company (the Warrants).  We refer to the transaction in which we issued such Notes and Warrants as the “Transaction” herein.  Both the conversion price of the Notes and the exercise price of the Warrants are equal to 110% of the market price of the Company’s common shares as of June 18, 2009 and are subject to adjustment pursuant to the terms of the Notes and Warrants.  The net proceeds from the Transaction are being used primarily to secure components for the Company’s development of its wind turbine assembly business.  The summary of terms of the Transaction contained in this proxy statement is general in nature and is qualified by reference to the actual Transaction documents which are attached as exhibits to our Current Report on Form 6-K furnished to the Securities and Exchange Commission on June 19, 2009, and which are incorporated by reference herein.  Shareholders desiring a more complete understanding of the terms of the Transaction are urged to refer to those exhibits.

The Company’s Amended and Restated Memorandum (the Restated Memorandum) and Articles of Association (the Restated Articles) were adopted by the Company’s shareholders at a special meeting of the shareholders on January 17, 2008. Article 3 of the Restated Articles as currently in effect, and as in effect on the date of the Transaction, requires shareholder approval for any issuance of common shares by the Company. Consequently, until such time as shareholder approval has been obtained, common shares are not issuable pursuant to the terms of the Notes (whether pursuant to a conversion of the Notes, as payment of interest or otherwise) or the Warrants (whether pursuant to an exercise of the Warrants or otherwise).  The Board of Directors recommends that the shareholders vote in favor of the issuance of any common shares pursuant to the terms of the Notes or the terms of the Warrants. In Proposal 2 below we are also seeking your approval to eliminate this requirement for shareholder approval in Article 3 of the Restated Articles in order to facilitate the Company’s access to future financing opportunities.  The Company is not required to, nor is the Company seeking, shareholder approval for the Transaction itself.

Pursuant to Nasdaq Marketplace Rule 5635(d), the Company must obtain shareholder approval for the sale, issuance or potential issuance by the Company of common shares (or securities convertible into or exercisable into common shares) equal to 20% or more of the common shares or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the shares (the 20% Rule).  The Nasdaq staff has taken the position that the 20% Rule is applicable to the Transaction because a future issuance of common shares by the Company triggering the anti-dilution adjustments in each of the Notes and the Warrants could result in the conversion price of the Notes or exercise price of the Warrants falling below the market trading price of the Company’s common shares in effect at the time that the Notes and Warrants were issued.  Approval by shareholders of the issuance of common shares in connection with the Transaction will also constitute approval of the issuance of common shares under the 20% Rule.  No such dilutive offering is currently contemplated by the Company.

In the event that the Company does not obtain shareholder approval, and is therefore unable to issue common shares pursuant to the terms of the Notes and the Warrants, the Notes and the Warrants may be exchanged, in whole or in part, for certain common shares of the Company held by Mr. Jinxiang Lu, the Chief Executive Officer and Chairman of the Board of Directors of the Company.  The Company has entered into a letter agreement with Mr. Lu, which is designed to make him whole for any reduction in his ownership of the Company’s common shares resulting from the delivery of any portion of Mr. Lu’s shares to any holder of the Notes or Warrants, as applicable.  The terms of this letter agreement are not any more favorable to Mr. Lu than the terms of the Notes and the Warrants, which have been negotiated and agreed to at arm’s length between the Company and the institutional investors that initially purchased the Notes and Warrants.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1,
ISSUANCE OF ANY COMMON SHARES ISSUABLE PURSUANT TO THE TERMS OF THE NOTES OR
THE TERMS OF THE WARRANTS.

PROPOSAL 2
AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO
ELIMINATE SHAREHOLDER APPROVAL REQUIREMENT FOR SHARE ISSUANCES

Pursuant to the Restated Articles, the directors have the authorization and discretion to approve the issuance of authorized but unissued shares, either common or preferred,  subject to authorization by a resolution of the shareholders.  The board recommends eliminating the requirement of a resolution of shareholders, as described below. The board believes this will provide the Company with the ability to issue equity securities for future transactions in an expeditious manner.  Obtaining shareholder approval each time the Company desires to issue equity securities may hinder the Company’s ability to raise capital or to engage in a transaction by using shares as consideration in a timely manner, and will also cause the Company to incur expenses related to obtaining shareholder approval.

Articles 3, 4 and 5 of the Restated Articles currently read as follows:

“3
Subject to the provisions of these Articles, the unissued shares of the Company (whether forming part of the original or any increased authorised shares) shall be at the disposal of the directors who may, subject to authorisation by a resolution of the members in the case of Common Shares, offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value of the of the shares being disposed of, and upon such terms and conditions as the directors may determine.

4
Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may, subject to authorisation by a resolution of the members in the case of Common Shares, be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the directors may from time to time determine.

5
Subject to the provisions of the Act in this regard, and to authorisation by a resolution of the members in the case of Common Shares, shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such shares may determine.”

The Company’s board of directors recommends that Articles 3 and 4 be amended by deleting the phrase “, subject to authorization by a resolution of members in the case of Common Shares” and that Article 5 be amended by deleting the phrase “and to authorization by a resolution of the members in the case of Common Shares”.  As amended by this proposal, Articles 3, 4 and 5  would read in their entirety as follows:

“3
Subject to the provisions of these Articles, the unissued shares of the Company (whether forming part of the original or any increased authorised shares) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value of the of the shares being disposed of, and upon such terms and conditions as the directors may determine.

4
Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the directors may from time to time determine.

5
Subject to the provisions of the Act in this regard, shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such shares may determine.”

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 2, THE AMENDMENT OF
THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO ELIMINATE SHAREHOLDER
APPROVAL REQUIREMENT FOR SHARE ISSUANCES.

PROPOSAL 3
INCREASE IN COMPANY’S AUTHORIZED SHARE CAPITAL

The Company is currently authorized to issue 50,000,000 common shares and 1,000,000 preferred shares.  To provide sufficient shares for the future needs of the Company, the board of directors believes that it is in the best interest of the Company for the shareholders to approve an increase in the number of authorized common shares from 50,000,000 to 150,000,000.  The board of directors believes that the increase in the number of authorized common shares is necessary to provide the Company with as much flexibility as possible to issue equity securities for future transactions, including financing, capital enhancement, acquisitions, share splits, share dividends, employee incentive plans, and other similar purposes.

Clause 7(a) of the Restated Memorandum currently reads as follows:

“7	(a)	The Company is authorized to issue a maximum of 51,000,000 shares of the following classes with a par value of US $0.0001 each:

(i)	50,000,000 common shares (“Common Shares”); and

(ii)	1,000,000 preferred shares (“Preferred Shares”).”

The Company’s board of directors recommends that Clause 7(a) be deleted in its entirety and replaced by the following:

“7	(a)	The Company is authorized to issue a maximum of 151,000,000 shares of the following classes with a par value of US $0.0001 each:

(i)	150,000,000 common shares (“Common Shares”); and

(ii)	1,000,000 preferred shares (“Preferred Shares”).

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 3,
THE INCREASE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL.

PROPOSAL 4
AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO CLARIFY
SHAREHOLDER MEETING PROCEDURES

Articles 22-26 of the Restated Articles provide the procedures for meetings of shareholders.  The board recommends amending Articles 22, 24 and 26 to clarify the rights and means by which a shareholder or its proxy may attend and participate in meetings of shareholders and how the chairman is appointed, as described below.  The board believes this will provide the shareholders with greater ability to participate in meetings of shareholders and clarity with respect to the appointment of a chairman for any meeting.

Articles 22-26 of the Restated Articles currently read as follows:

“22
No business shall be transacted at any meeting unless a quorum of members is present at the time when the meeting proceeds to business.  A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

23	If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting shall be dissolved.

24
At every meeting the members present shall choose someone of their number to be the chairman (the “Chairman”).  If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present at the meeting shall preside as Chairman failing which the oldest individual member present at the meeting or failing any member personally attending the meeting, the proxy present at the meeting representing the oldest member of the Company, shall take the chair.

25
The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

26
At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands by a simple majority unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a)	by the Chairman; or

(b)	by any member present in person or by proxy and holding not less than one tenth of the total voting shares issued by the Company and having the right to vote at the meeting.”

The Company’s board of directors recommends that Articles 22 – 26 be deleted in their entirety and replaced by the following (the only changes being to Articles 22, 24 and 26):

“22
No business shall be transacted at any meeting of members unless a quorum of members is present at the time when the meeting proceeds to business.  A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

A member may attend a meeting of members personally or be represented by a proxy who may speak and vote on behalf of the member.

A member of the Company shall be deemed to be present at a meeting of members if he or his proxy participates by telephone or other electronic means; and all members and proxies participating in the meeting are able to hear each other.

23	If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting shall be dissolved.

24
At every meeting the members present shall choose someone of their number to be the chairman (the “Chairman”).  If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present at the meeting shall preside as Chairman.

25
The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

26
At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands by a simple majority of those members present (or their duly appointed proxies) entitled to vote and voting on the resolution unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a)	by the Chairman; or

(b)	by any member present in person or by proxy and holding not less than one tenth of the total voting shares issued by the Company and having the right to vote at the meeting.”

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 4,
THE AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION
TO CLARIFY SHAREHOLDER MEETING PROCEDURES.

PROPOSAL 5
AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO ELIMINATE
THE CLASSIFICATION OF THE BOARD OF DIRECTORS

The Restated Articles provide that the Company will have a classified board of directors, with the directors divided into three classes and the number of directors in each class being as nearly equal as possible.  The Company’s directors are not currently divided into classes, and will not be divided into classes at the annual general meeting.  The board recommends amending Articles 39-41 to delete this requirement for a classified board of directors of the Company. The board believes that eliminating this requirement will eliminate undue procedures and requirements regarding the composition and election of the board of directors and improve efficiency of management.

Articles 39-41 of the Restated Articles currently read as follows:

“39
Subject to any subsequent amendment to change the number of directors, the number of the directors shall be not less than three or more than fifteen.  The Board of Directors shall be divided into three classes: Class A, Class B and Class C.  The number of directors in each class shall be as nearly equal as possible.

40
The first director shall be appointed by the registered agent of the Company as a Class C director.  The Class C director shall then appoint additional Class A, Class B and Class C directors, as necessary.  The first directors in Class A shall be elected for a term expiring at the first annual meeting of the members,  the first directors in Class B shall be elected for a term expiring at the second annual meeting of the members, and the first directors in Class C shall be elected for a term expiring at the third annual meeting of the members.  Commencing at the first annual meeting of the members, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of the members after their election.  All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.  Election of directors need not be by ballot.

41
Notwithstanding the provisions of Section 114 of the Act, each director holds office until his successor takes office or until his earlier death, resignation or removal by the members as per Article 40 or a resolution passed by the majority of the remaining directors.”

The Company’s board of directors recommends that Articles 39-41 be deleted in their entirety and replaced by the following:

“39
Subject to any subsequent amendment to change the number of directors, the number of the directors shall be not less than two or more than fifteen.  The first director or directors shall be appointed by the registered agent of the Company.  Thereafter, the directors shall be appointed and removed by resolution of directors or resolution of members for such terms as the directors or members may so determine.  Sections 114(2) and 114(3) of the Act shall not apply to the Company.

40
Commencing at the first annual meeting of the members, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of the members after their election.  All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.  Election of directors need not be by ballot.

41
Notwithstanding the provisions of Section 114 of the Act, each director holds office until his successor takes office or until his earlier death, resignation or removal by the members or a resolution passed by the majority of the remaining directors.”

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 5,
THE AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION
ELIMINATE THE CLASSIFICATION OF THE BOARD OF DIRECTORS.

PROPOSAL 6
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee recommends, and the Company’s board of directors concurs, that the appointment of MSCM LLP by the Company’s audit committee as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009 be ratified by resolution of the shareholders.

In the event the Company’s shareholders fail to ratify the appointment, the Company’s audit committee will reconsider its selection. Even if the selection is ratified, the Company’s audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and shareholders.  Any such future selection need not be submitted to a vote of shareholders.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND
A VOTE FOR PROPOSAL 6,
THE RATIFICATION OF APPOINTMENT OF MSCM LLP
AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by the Company’s board of directors in order to facilitate communications between the Company’s shareholders and the Company’s board of directors:

1.
Shareholders may send correspondence, which should indicate that the sender is a shareholder, to the Company’s board of directors or to any individual director by mail to A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, Attention: John S. Lin, Chief Operating Officer and Director.

2.
The Company’s Chief Operating Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which the Company’s board of directors has identified as correspondence which may be retained in the Company’s files and not sent to directors.

3.
The Company’s board of directors has authorized the Chief Operating Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues or (c) clearly are unrelated to the Company’s business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Operating Officer will not screen communications sent to directors.

4.
The log of shareholder correspondence will be available to members of the Company’s board of directors for inspection. At least once each year, the Chief Operating Officer will provide to the Company’s board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by the Company’s board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Conduct and Policy Regarding Reporting of Possible Violations which is available at our website at:  http://www.apowerenergy.com/UpLoadFiles/File/A-Power_Code_of_Conduct_and_Policy.pdf.  Copies of the Company’s Code of Conduct and Policy Regarding Reporting of Possible Violations will be provided to any shareholder upon written request to the Chief Operating Officer of A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021.

ANNUAL REPORT TO SHAREHOLDERS

In accordance with Nasdaq Marketplace Rule 5250(d)(1), we make the Company’s annual report to shareholders available on the Company’s website. The Company’s annual report on Form 20-F for the year ended December 31, 2008 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of the Company’s 2008 annual report on Form 20-F for the year ended December 31, 2008 by visiting the Company’s website at http://investor.apowerenergy.com/annuals.cfm.  If you want to receive a paper or email copy of the Company’s 2008 annual report on Form 20-F for the year ended December 31, 2008, you must request one. There is no charge to you for requesting a copy. Please make any such requests to the Chief Operating Officer of A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting.  If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend, to the extent permitted by law.

By Order of the Board of Directors,

/s/ Jinxiang Lu
Date: July 15, 2009	Chairman of the Board of Directors and Chief Executive Officer